[GRAPHIC OMITTED] Acergy

NEWS RELEASE

            Acergy S.A. announces second call-off contract under the
                Frame Agreement with DONG Energy in the North Sea

London, England - June 13, 2008 - Acergy S.A. (NASDAQ GS: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a second call-off contract under the offshore engineering and construction Frame Agreement with DONG Energy for approximately $60 million.

The second call-off contract is for the replacement of the Siri to Nini water injection pipeline which involves the engineering, procurement, fabrication and all associated construction and pre-commissioning activities in relation to the installation of a 32km 10" water injection pipeline running between the Siri and Nini platforms. Offshore installation is scheduled for summer 2009.

0yvind Mikaelsen, Vice President, Acergy Northern Europe and Canada, said: "We are pleased to be awarded this contract for DONG Energy which, coming so soon after the signing of the Frame Agreement and initial call-off contract, reinforces our view that the duration and nature of the Frame Agreement should facilitate the ability to create value for both parties."

********************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

Contact:

Karen Menzel
Tel: +44 (0) 20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the combined value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.